GERSTEN SAVAGE LLP	600 LEXINGTON AVENUE NEW YORK NY 10022-6018 T: 212-752-9700 F: 212-980-5192 INFO@GERSTENSAVAGE.COM WWW.GERSTENSAVAGE.COM

                                                                    June 4, 2008

United States Securities and Exchange Commission
100F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. John Zitko
          Ms. Kathleen Krebs

Re:      Xfone. Inc. ("Xfone" or the "Company")

Dear Mr. Zitko and Ms. Krebs:

As discussed on our call of May 29, 2008, I wanted to provide you an analysis of why we do not believe a Section 5 violation occurred in connection with the Company's sale of an aggregate of 1,950,000 shares on October 23, 2007 and November 4, 2007 and why the purchasers of such shares do not have a right to recission.

The Company filed a Registration Statement on Form SB-2 on June 8, 2007 which sought to register up to 2,000,000 shares of common stock to be sold on a "best efforts" basis for a period of 90 days from effectiveness "at a fixed price of between $3.00 and $4.00 per share depending on the market price for the Company's Common Stock".  Due to a scribal mistake, an inconsistent range of between $2.75 and $3.50 was provided on another location within the Registration Statement. In its comment letter of July 5, 2007, the Staff expressed its position that the foregoing disclosure gives the appearance that the Company intends to conduct an at-the-market offering, and as the Company was not S-3 eligible, and accordingly was not eligible to conduct an at-the-market offering, the Staff requested that the Company clarify its disclosure to reflect the manner by which it will fix the price.

On July 18, 2007 the Company filed Amendment No. 1 to the Registration Statement, which clarified that the offering would be at a fixed price of between $3.00 and $4.00 per share. On July 30, 2007 in response to the Staffs comment letter on July 27, 2007, the Company confirmed that it is electing to include a price range in the Registration Statement solely for purposes of Rule 430A, and that it will choose one fixed price at which it will sell its shares for the duration of the offering and will disclose that price in a prospectus supplement after effectiveness. As requested, the Company also revised its disclosure throughout Amendment No. 2 to the Registration Statement to remove any inference that the offering was a minimum/maximum offering or an at-the-market offering. On August 6, 2007, the Registration Statement was declared effective by the Staff.

AFFILIATED WITH WHITEMAN OSTERMAN & HANNA LLP I ONE COMMERCE PLAZA I ALBANY NY 122601 T: 518-487-7600  F: 518-487-7777 | WWW.WOH.COM

GERSTEN SAVAGE LLP

On October 23, 2007, the Company entered into Subscription Agreements with certain investors affiliated with Gagnon Securities, Inc. who agreed to purchase an aggregate of 1,000,000 shares at a price of $3.00 per share. On November 4, 2007, the Company entered into Subscription Agreements with: (i) XFN - RLSI Investments, LLC, an entity affiliated with Richard L. Scott Investments, LLC, a U.S. institutional investor, which agreed to purchase 250,000 shares at a price of $3.00 per share; and (ii) certain Israeli institutional investors, which agreed to purchase an aggregate of 700,000 shares at a price of $3.00 per share. These offerings were deemed by the Company to be made pursuant to the Registration Statement.

The Company acknowledges that it did not file the required prospectus supplement until the Staff contacted it on November 6, 2007 and advised the Company that a post-effective amendment would have to be filed disclosing the price and other terms at which the shares had been sold. The staffs call was prompted by the Company's filing of a Form 8-K on November 5, 2007 disclosing the price and other terms of the sale of 950,000 of the shares that were registered for sale. The Company had also filed an 8-K on October 23, 2007 disclosing the price and terms of the sale of 1,000,000 of the shares registered for sale.

Section 424(b)(8) of the Securities Act of 1933, as amended provides that "A form of prospectus otherwise required to be filed pursuant to paragraph (b) of this section that is not filed within the time frames specified in paragraph (b) of this section must be filed pursuant to this paragraph as soon as practicable after the discovery of such failure to file". When the Company was advised that it had failed to file the necessary prospectus supplement, Company's counsel stated that the Company immediately file it. Staff advised the Company's counsel that it would have to file an updated post-effective amendment to the originally declared effective registration statement. On November 7, 2007 (two days after learning of its failure to file the prospectus supplement), the Company filed a post-effective amendment to the Registration Statement disclosing the fixed price at which the shares were sold.

On our recent calls, Staff has advised the Company that the post effective amendment does not remedy what it sees as a violation of Section 5 of the Act and further that such post effective amendment was never declared effective. It also informed the Company that the prospectus supplement should have been filed within 15 days of going effective pursuant to Rule 430(A) of the Securities Act. The Instruction to paragraph (a) of Rule 430 provides that "a change in the bona fide estimate of the maximum offering price range from that indicated in the form of prospectus filed as part of a registration statement that is declared effective may be disclosed in the form of prospectus filed with the Commission pursuant to Rule 424(b) or Rule 497(h) under the Securities Act so long as the decrease in the volume or change in the price range would not materially change the disclosure contained in the Registration Statement at effectiveness. Notwithstanding the foregoing,... any deviation from the low or high end of the range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)(l) or Rule 497(h) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement."

GERSTEN SAVAGE LLP

In the Company's situation, the amount of shares sold differed by only 2.5% from the maximum amount included in the original registration statement and the price did not change by more than 20% from the mid-point of the range reflected in the Registration Statement at effectiveness. We believe that the information would not materially change the disclosure contained in the Registration Statement at the time of effectiveness.

The Staff has also raised concern that the offering was not consummated during the 90 day offering period. As stated above, the sales were made pursuant to binding subscription agreements entered into on October 23, 2007 and November 4, 2007 which is within the 90 day offering period. While it is true that the second portion of the offering made pursuant to the subscription agreements was not officially closed until AMEX and the Tel Aviv Stock Exchange granted its approval, which did not occur until November 13, 2007, the Company considered that as an inevitable approval and deemed the sales completed on November 4, 2007.

Although the Company acknowledges that it realizes that it should have filed a prospectus supplement within 15 days of effectiveness it believes that it remedied such failure by filing the post-effective amendment when it discovered its failure to file within the required time period. It further believes that the Registration Statement declared effective was not materially changed by the disclosure in the post-effective amendment and that the investors and the public had adequate and full disclosure of the terms of the offer. Further, the Company did sell all of the shares at a fixed price of $3.00.

For the reasons stated above, the Company does not believe that it violated Section 5 of the Securities Act and that it should not be required to offer the investors recission. The Company would like to have the Post-Effective Amendment declared effective as it is materially accurate and contains no misleading information and was prepared to remedy its failure to file the prospectus supplement pursuant to Rule 424(b)(8).

GERSTEN SAVAGE LLP

Please feel free to contact the undersigned to discuss this letter.

Thank you for your cooperation.

Sincerely,

/s/ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.

cc: Guy Nissenson Alon Reisser